Information furnished to the Securities and Exchange Commission on May 29, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Issuer

[ X ] PRESS RELEASE PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________to ________________

Commission file number 333-6200

INTERTEK TESTING SERVICES LIMITED
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

25 SAVILE ROW, LONDON, W1S 2ES, ENGLAND
(011) 44-20-7396-3400
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes                         No

Schedule of Information contained in this report

Intertek Testing Services Limited Press Release dated May 27, 2002

Press Release

POTENTIAL TERMINATION OF CONTRACT WITH SAUDI ARABIAN STANDARDS AUTHORITY

On May 26, 2002, Intertek Testing Services plc (“ITS”) received notification that its contract with the Saudi Arabian Standards Authority (“SASO”) may not be renewed, permitting SASO to terminate its contract with ITS at the end of August 2002. The contract between the Foreign Trade Standards division of ITS and SASO is automatically renewed annually unless notice of termination is given by SASO by May 29, in each year. The Company has been working for some time with SASO towards a renewal of this contract and maintains an active dialogue in this regard. While there can be no assurance that this will be the case, the Directors continue to believe that the contract will be renewed this year. The contract represented approximately 30% of the FTS division’s revenues in 2001 (approximately 4% of Group revenues).

Richard Nelson, Chief Executive Officer of ITS, stated “We have a longstanding relationship with SASO, which has lasted for six years and I remain optimistic about the contract with SASO being renewed.”

Bill Spencer	Richard Nelson
Chief Financial Officer	Chief Executive Officer

Tel No: +44 20 7396 3400	Tel No: +44 20 7396 3400

May 27, 2002